UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

ST Energy Transition I Ltd

(Name of Issuer)

Class A

(Title of Class of Securities)

G8465L123

(CUSIP Number)

12/31/2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8465L123

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Calamos Market Neutral Income Fund, a series of Calamos Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,500,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5.2%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) IV

CUSIP No. G8465L123

Item 1.	(a)	Name of Issuer

ST Energy Transition I Ltd

	(b)	Address of Issuer’s Principal Executive Offices

PAR-LA-VILLE PLACE 4th Floor 14 PAR-LA-VILLE ROAD Hamilton, Bermuda HM08

Item 2.	(a)	Name of Person Filing

Calamos Market Neutral Income Fund, a series of Calamos Investment Trust

	(b)	Address of Principal Business Office or, if none, Residence

2020 Calamos Court Naperville, IL 60563

	(c)	Citizenship

Massachusetts, USA

	(d)	Title of Class of Securities

Class A

	(e)	CUSIP Number

G8465L123

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	☒	Investment company registered under section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. G8465L123

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

The following information is provided as of December 31, 2021:

The following sets forth the share ownership as to each of the Reporting Persons:

(a)	Amount beneficially owned: 5.2%

(b)	Percent of class: 5.2%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

1,500,000 ordinary shares

(ii)	shared power to vote or to direct the vote of:

0 ordinary shares

(iii)	sole power to dispose or to direct the disposition of:

1,500,000 ordinary shares

(iv)	shared power to dispose or to direct the disposition of:

0 ordinary shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. G8465L123

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G8465L123

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2022

By:	/s/ J. Christopher Jackson
	Name:	J. Christopher Jackson
	Title:	Vice President and Secretary

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